EXHIBIT 3.10

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF DESIGNATION
OF
ENERGY FOCUS, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Energy Focus, Inc. (hereinafter called the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
A resolution was duly adopted by the Board of Directors of the Company pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Designation of the Company as amended, and declaring said amendment to be advisable. The stockholders of the Company duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:
RESOLVED FURTHER, that the Section 1 of the Certificate of Designation of Series A Convertible Preferred Stock of Energy Focus, Inc., as amended, be and hereby is deleted in its entirety and the following paragraph is inserted in lieu thereof:
“1. Designation. There shall be a series of Preferred Stock that shall be designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”) and the number of Shares constituting such series shall be Three Million Three Hundred Thousand (3,300,000). The rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock shall be as set forth herein.”
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 15th Day of January, 2020.
ENERGY FOCUS, INC.
By: /s/ James Tu
James Tu
Executive Chairman and Chief Executive Officer